January 29, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attention:         H. Christopher Owings, Chris Chase, Bill Thompson and Robyn Manuel

Re:	SEC Comment Letter dated December 17, 2009
Domino’s Pizza, Inc.
Form 10-K for the Fiscal Year Ended December 28, 2008
Filed February 24, 2009
Form 10-Q for the Quarterly Periods Ended June 14, 2009 and
September 6, 2009
Filed July 22, 2009 and October 13, 2009
Form 8-K
Filed October 13, 2009
File No. 001-32242

Ladies and Gentlemen:

On behalf of Domino’s Pizza, Inc., a Delaware corporation (the “Company”), please find the Company’s supplemental response to the comment letter to Wendy A. Beck of the Company, dated December 17, 2009 from the Staff of the Securities and Exchange Commission (the “Commission”) as well as subsequent discussions with the Staff relating to the referenced Form 10-K. This supplemental response is a follow-up to the Company’s letter dated January 12, 2010 as filed with the Commission.

For reference purposes, the Staff’s comment that was referenced in the subsequent discussions between the Company and the Staff, as reflected in the Staff’s letter of December 17, 2009 (the “Staff’s Letter”), is reproduced in bold in this letter, and the corresponding response of the Company is shown below the comment.

Securities and Exchange Commission

Comment Letter Dated December 17, 2009

Form 10-K for the Fiscal Year Ended December 28, 2008

Item 8. Financial Statements and Supplementary Data, page 42

Note (8) Equity Incentive Plans, page 64

11.	Please disclose your method for estimating each of the assumptions used in computing the fair value of option grants. Refer to paragraph A240.e.2. of SFAS 123R (ASC 718-10-50-2.f.2).

RESPONSE TO COMMENT 11

The Company supplementally advises the Staff that the Company’s common stock commenced trading on the New York Stock Exchange in July 2004 and, as a result, as of December 28, 2008 the Company’s trading history was limited to the prior approximately four and one-half years. Further, during this time period the Company completed a significant capital restructuring in 2007. This capital restructuring transaction significantly increased the Company’s leverage and resulted in, among other things, the payment of a $13.50 per share dividend to stockholders. Therefore, as of December 28, 2008, the Company had an approximately one and one-half year trading history following the significant changes to its capital structure in 2007. As a result of the foregoing and the fact that the Company’s entire trading history covers a time period that is shorter than the expected term of the Company’s outstanding option awards, the Company believes it is prudent to compare its expected volatility assumption to other comparable public companies and other available data, as outlined in SFAS 123R.A32 (ASC 718-10-55-37), in order to assess the reasonableness of the Company’s expected volatility assumption.

The Company has used a consistent methodology to estimate its expected volatility since adopting SFAS 123R (ASC 718). The primary factor used by the Company to determine expected volatility is its own historical volatility. However, as part of the overall analysis of expected volatility, the Company does review other factors including implied volatility of its own share price. Additionally, the Company benchmarks its assumption against other comparable public companies in an effort to judge the reasonableness of the assumption. The historical and implied volatilities of comparable public companies are not inputs into any calculation and are not a weighted factor in the Company’s computation of expected volatility.

The Company acknowledges the Staff’s comment and in an effort to clarify its disclosure and avoid confusion as to how the expected volatility assumption is determined, the Company proposes the following edits to its previously communicated footnote disclosure:

•

Management estimated the fair value of each option grant made during 2006, 2007 and 2008 as of the date of the grant using the Black-Scholes option pricing method. Weighted average assumptions are presented in the following table. The risk-free interest rate is based on the estimated effective term, and is the average of the five-year and seven-year U.S. Treasury Bond rates as of the grant date. The expected life (years) is based on several factors, including, among other things, the vesting term and contractual term as well as historical experience. The expected volatility is based principally on the historical volatility of the Company’s share price~~, the historical volatility on comparable publicly-traded companies’ share prices, and to a lesser extent, on implied volatility of the Company’s and comparable publicly-traded companies’ share prices determined from publicly-traded call options~~. In 2006, the expected dividend yield was calculated based on the Company’s regular, quarterly dividend amount that was in place at that time.

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Securities and Exchange Commission

Comment Letter Dated December 17, 2009

Please be advised that, in connection with the Staff’s comments in the Staff’s Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action in respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require further information, please call the undersigned at (734) 930-7046.

Very Truly Yours,

/s/ Wendy A. Beck
Wendy A. Beck
Executive Vice President and
Chief Financial Officer